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localstake

Invest in Secure Solar Capital

We finance, build, own and operate solar for tax exempt entities.

STAUNTON, VA | RENEWABLE ENERGY

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Target $40 k



Secure Futures Solar
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Fundraise status: Actively funding

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Secure Solar Capital LLC, (the "Company"), a Virginia based limited liability company founded in 2017, is an operating company for its parent company, Secure Futures LLC, which has been operating since 2004. As an innovative market leader in the Virginia solar industry, Secure Futures and the Company develop affordable solar power solutions for non-tax paying entities. Secure Futures LLC is a Certified B Corp, meaning that doing good for our employees, our community, and our earth is part of our DNA. We are inviting individual and institutional investors to join the solar transformation. For the first time in Virginia's history, we are implementing a solar investment crowdfunding campaign, giving investors the opportunity to join our Solar Bond™ program to help fund solar projects for a group of Virginia-based non-profits.

Anthony Smith, CEO

CURRENT FUNDRAISE SUMMARY

Fundraise Summary

66-MONTH SOLAR BONDS | 99-MONTH SOLAR BONDS

Security Type	Loan
Investor Eligibility	All Investors

Offering Materials

- Secure Solar Capital Solar Bond Promissory Note.pdf
- Secure Solar Capital Subscription Agreement.pdf
- Secure Solar Capital Investor Questionnaire.pdf
- Secure Solar Capital Intro & Disclosures.pdf

You may download these documents for your own use.

Details on terms

The interest rate available to investors on the Solar Bonds is dependent on the length until maturity selected (66 months or 99 months) and the amount of your investment. Please use the table below to determine your applicable interest rate. Note that your proposed investment amount in the offering may be limited due to securities laws as applicable to your personal financial situation.

Solar Bonds™		
Investment Amount*	66 mo *Solar Bonds™*	99 mo *Solar Bonds™*
$1,000	2.50%	2.85%
$5,000	3.00%	3.35%
$10,000	3.50%	3.85%
$20,000	3.75%	4.10%
$35,000	4.00%	4.35%
$50,000	4.25%	4.60%
$100,000	4.50%	4.85%
*Note: investments not less than and up to next level; $1,000 is the minimum; $250,000 cap.		

Form C

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Secure Solar Capital Form C

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FINANCIALS

FUNDING | FINANCIALS

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This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($40 k)

Equipment Purchase	$15,480
Hiring	$12,040
Other	$10,320

Remaining funding uses include cash buffer and Localstake Marketplace fees. See offering materials for full details.

$2,167,048 from Other Financings

Bank (Debt)	$1,258,000 (planned)
Outside Investors (Equity)	$909,048 (planned)

Additional Funding Uses for capital raised outside of this Offering

The Solar Bonds will be the source of capital for 40% of the total cost of each solar project. For each project, equipment costs are approximately 45% of total costs, labor another 35%, and the remaining 30% is attributed to soft costs (such as engineering, loan origination costs, interconnection fees, permitting, developer fee, etc.).

The smallest project in the portfolio is a 43 KW project on the Library Roof at Shenandoah University, one of three buildings in that project. The project cost for the Library roof project is $86,000, of which the Solar Bond portion is 40%, or $34,400.

For one 43 KW project:

Equipment: $38,700 – 45%

Labor: $30,100 – 35%

Soft costs: $17,200 – 30%

Total: $86,000 of which $34,400 from Solar Bonds

Solar Bond portion:

Equipment: $15,480 – 45%

Labor: $12,040 – 35%

Soft costs: $10,320 – 30%

Total: $34,400

For five full projects of 1.3 MW, the total project cost is $2.6 million, of which the Solar Bond portion is 40%, or $1,040,000. The maximum equity raised from the Solar Bond portfolio (net of fees) would be $1,016,500, with the remaining balance being covered by Secure Futures.

For 5 projects totaling 1.3 MW:

Equipment: $1,170,000 – 45%

Labor: $ 910,000 – 35%

Soft costs: $ 780,000 – 30%

Total: $2,600,000 of which $1,016,500 from Solar Bonds

of the Solar Bond portion:

Equipment: $457,425 – 45%

Labor: $355,775 – 35%

Soft costs: $304,950 – 30%

Total: $1,016,500

Management plans to invest an estimated $25,000 in Solar Bonds, and another $100,000 in tax equity (common stock), to support the project, for a total of $125,000. Secure Futures plans to invest an additional $50,000, for a grand total of $175,000 planned to be contributed by related parties. The remaining capital for the full $2.6 million portfolio is expected to be financed through up to $1.26 million in bank debt and up to $860k in tax equity as further described herein.


Secure Futures Solar
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Secure Futures Solar







PITCH DECK


1.3 MW Virginia Solar Portfolio
Solar Bond™
Investment Overview
October 3, 2019
CONFIDENTIAL AND PROPRIETARY

1 of 12

Q&A

CUSTOMERS | INDUSTRY | PRODUCT | TEAM | MARKETING | ASK A QUESTION

Who are your target customers?

Our target investors include Individuals and foundations seeking to invest in Virginia-based solar projects in modest amounts, from $1,000 to $10,000, as well as accredited investors seeking to invest larger amounts.

We will market through various non-profit organizations whose memberships are actively engaged in environmental or renewable energy issues.

Do you have current customers?

Yes, we have five tax exempt organizations, described in our Prospectus, that include:

- Caritas Center
- Eastern Mennonite School
- Insurance Institute for Highway Safety
- Shenandoah University
- Temple Rodef Shalom

Each customer will enter into a Solar Service Agreement for whereby we finance, install, own and operate their solar arrays for a 20 to 25 year period.

What is your current customer pipeline?

Our current customer pipeline includes tax exempt entities in Virginia for a total of 10 MW of solar projects. We have signed Letters of Intent from several of those customers. The current round of Solar Bonds is for projects for which we have already executed a Solar Service Agreement.

TEAM



Anthony Smith

Founder, CEO and Partner

Background Check

Tony brings over 30 years experience in energy efficiency, solar energy, and community economic development in Vermont, Pennsylvania and Virginia. He served as founding first chairman of the Philadelphia Solar Energy Association; founding Executive Director of the Community Energy Development Corporation in Philadelphia; business consultant in creating the Vermont Energy Investment Corporation (which later formed the first energy efficiency... Read More



Margaret Davison

Chief Operating Officer

Background Check Message

Maggie joined the Secure Future's team in June 2015 as Administrative Officer. She manages the day-to-day operations, contract administration and human resources. She brings 25 years of experience in business administration, accounting, and human resources with telecommunications, highway construction, and retail businesses.

Maggie earned her Bachelor's degree in Business and Organizational Development from Eastern Mennonite University in... Read More



Christie Silverstein

Impact Investment Fund Advisor

Message

Christie serves as the Impact Investment Fund Advisor for Secure Futures in our Richmond, VA office. Her passion for renewable energy and creating a sustainable future led her to join the company in December 2017. Christie's interest in joining the Secure Futures team grew from her involvement with The Community Foundation of Richmond's RVA Solar Fund, of which she is a founding member. The RVA Solar Fund is an innovative and collaborative... Read More



Hugh Stoll

Chief Technology Officer

Background Check

Hugh is a master electrician with more than 14 years experience in renewable energy generation (solar photovoltaic and hydroelectric facilities) as well as petroleum industry facilities, controls and automation. Hugh has designed, owned and/or managed several renewable power generation installations in Washington, Virginia and North Carolina. Hugh designed the plant automation system for the nations first variable speed permanent magnet... Read More



Andrew Yoder

FinTech Manager

Andrew serves as the Financial Technology (or "FinTech") Manager for Secure Futures, managing the energy production of the installed solar systems, conducting technical and economic analysis for solar feasibility studies, and coordinating the operation and maintenance of installed solar systems. Andrew previously served as an intern with Secure Futures during his senior year of college. A native of Pennsylvania, Andrew graduated from Eastern... Read More



Ryan McAllister

Business Development Manager

Message

Ryan joined Secure Futures in 2019 and serves as the Business Development Manager. Ryan's responsibilities include coordinating outreach and managing relationships with Secure Futures' customers. He brings over ten years' experience in education, banking and renewable energy. Additionally, he spent two years serving as a Peace Corps volunteer in Mauritania and Rwanda. Ryan holds a Bachelor's degree in History from Penn State University and a... Read More



Erik Curren

Chief Marketing and Policy Officer



Sam Stoner

Marketing Manager

Erik oversees outreach for Secure Futures in marketing and communications. And, with CEO Tony Smith, Erik manages the company's government relations and regulatory affairs.

Erik brings 25 years experience in corporate communications, including a stint at Los Angeles and San Francisco offices of Hill and Knowlton, the world's oldest and largest public relations agency. Since 2009, Erik has run the Curren Media Group, a marketing agency focused on... Read More

Sam has been part of the Secure Futures team since 2016. He manages an array of marketing programs including sales collateral, company website, videos, photography and illustrations. Sam became a FAA-certified drone pilot in 2018. Sam's interest in conservation grew out of his experiences at Eastern Mennonite University where he earned a Bachelor of Arts degree in Environmental Sustainability in 2016.

Partners & Providers



Eric Hurlocker
Partner

Eric is a principal at GreeneHurlocker, PLC in Richmond, where he has practiced since July 2012. With over twenty years of... Read More



Matt Ferguson
Partner

Matt Ferguson is an investor, attorney and strategic research and management consultant. He invests in clean infrastructure... Read Mo



Cal Redekop
Partner

Cal brings a lifetime of academic and business leadership experience, including positions as a professor, dean and vice president... Read More

Brown Edwards
Service Provider

Brown, Edwards & Company is a regional accounting and business consulting firm formed in 1967 through the merger of the... Read More

Greene Hurlocker
Service Provider

GreeneHurlocker, PLC, located in Richmond, Virginia, was founded in 2012 by Brian R. Greene and Eric W. Hurlocker, who together... Read More

City National Bank
Service Provider

City National Bank is a company built on rich tradition. For over 125 years, City National Bank has provided quality financial... Read More

Virginia Community Capital
Service Provider

Virginia Community Capital is a Certified B Corporation with a mission to support housing and community development ventures,... Read More

Park View Federal Credit Union
Service Provider

Park View Federal Credit Union partners with its members, as owners, to achieve and maintain financial stability throughout life... Read More

McMackin CPA
Service Provider

Providing businesses with the expertise and knowledge to advise in the use of accounting, tax preparation, year-end payroll,... Read More

M&T Bank
Service Provider

The Manufacturers and Traders Trust Company (M&T) is the seventeenth largest commercial bank holding company in the United... Read More

ABOUT SECURE SOLAR CAPITAL

Entity	Secure Solar Capital LLC
Entity Type	LLC
State Organized	Virginia
Founded	February 2017
Employees	3
Website	

Headquarters



11 E Beverley St
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W Frederick St
The Camera Heritage Museum
11 East Beverley Street
E Beverley St
Gospel Hill Historic District
Stonewall Jackson
Taste of India
W Johnson St
Church St
Mill Street Grill
Greenville Ave
Staunton, VA (STA)
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RISKS & DISCLOSURES

COMPANY RISKS | SECURITIES RISKS | DISCLOSURES | PROCEDURES | CONFLICTS OF INTEREST | RELATED PARTIES | TAXES

ASK A QUESTION

No operating history

While two of the three initial solar projects (Hornet Solar and Ruckersville Solar II) are now mechanically complete and will be placed in service by end December 2019, the Company was founded in February 2017, is an early stage company with no operating history upon which to evaluate its business and has generated no revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its... Read More

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The forecast is based on the experience of its parent company and Manager, Secure Futures, LLC. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control.... Read More

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people who are the full- time managers and Officers of its Manager, Secure Futures, LLC. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. The Company has not made plans to purchase key person life insurance, as that key man insurance is covered through Secure Futures,... Read More

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An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and funding portal, and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck.

Please review the Offering Materials for a full description of the risks to be considered when assessing an investment in this business. Also, review our Risks of Investing before making an investment decision.